07025967

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

August 10, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	August 10, 2007	Limited Review Report by the Statutory Auditors on the Unaudited Financial Results of the Company for the quarter ended June 30, 2007

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

PROCESSED
AUG 1 6 2007
THOMSON
FINANCIAL

RECEIVED
2007 AUG 14 A 10:02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

August 10, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub: **Limited Review Report**

In continuation of our letter dated July 28, 2007, enclosing the Unaudited Financial Results of the Company for the quarter June 30, 2007, we forward herewith the Limited Review Report from the Statutory Auditors of the Company, as required under Clause 41 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

<u>Limited Review Report</u>

Board of Directors
Reliance Industries Limited

We have reviewed the accompanying statement of unaudited financial results of Reliance Industries Limited for the quarter ended 30th June, 2007. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Attention is invited to note 5 regarding accounting for exchange differences on amounts borrowed for acquisition of fixed assets.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh Chaturvedi
Partner

For **Deloitte Haskins & Sells**
Chartered Accountants

A. Siddharth
Partner

For **Rajendra & Co.**
Chartered Accountants

A. R. Shah
Partner

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Mumbai, dated 28th July, 2007

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

Meeting of the Board of Directors of the Company held on 28th July 2007

The Secretary
The Stock Exchange, Mumbai

Name of the Company: **Reliance Industries Limited**

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30th June 2007

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June		Year Ended 31st March
		2007	**2006**	**2007 (Unaudited)**
1.	Turnover	29,493	26,166	110,886
	Less: Excise Duty / Service Tax Recovered	1,437	1,644	5,523
2.	**Net Turnover**	**28,056**	**24,522**	**105,363**
3.	Other Income	105	44	193
4.	Total Expenditure			
	a) (Increase)/decrease in stock in trade	556	(627)	(970)
	b) Consumption of raw materials (incl. traded goods)	19,999	18,152	77,889
	c) Staff cost	371	318	1,197
	d) Other expenditure	1,953	2,442	9,037
5.	Interest and Finance Charges	288	266	1,114
6.	Depreciation	958	907	4,009
7.	**Profit before tax**	**4,036**	**3,108**	**13,280**
8.	Provision for Current Tax (including Fringe Benefit tax)	467	356	1,521
9.	Provision for Deferred Tax	305	205	851
10.	**Net Profit**	**3,264**	**2,547**	**10,908**
11.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	1,394
12.	Reserves excluding revaluation reserves (as per un-audited balance sheet) of previous accounting year			**53,102**
13.	Earnings per share (of Rs. 10)			
	Basic	23.4	18.3	**78.3**
	Diluted	23.4	18.3	**78.3**
14.	Aggregate of Public shareholding			
	- Number of Shares (in crores)	68.31	69.91	**68.31**
	- Percentage of Shareholding (%)	49.02	50.17	**49.02**

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Scheme of amalgamation of Indian Petrochemicals Corporation Limited (IPCL), with the Company has been approved by the shareholders and creditors of both the companies and is submitted to the Hon'ble High Courts of judicature at Mumbai and Gujarat for sanction u/s 391 and 394 of the Companies Act,1956. The Hon'ble High Court of Mumbai has sanctioned the scheme of amalgamation on 12th June, 2007. The sanction of Hon'ble High Court of Gujarat is pending. In terms of the Scheme the appointed date for amalgamation is 1st April 2006. Upon receipt of statutory approvals, the Scheme will be given effect to in the audited financial statements for the year ended 31st March 2007 and un-audited financial statements for the quarter ended 30th June 2007 will be accordingly restated.

3. The Company, had revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar in 2005-06. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 437 crore (US$ 107 million) for the quarter and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

4. The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 6 crore (US$ 1.5 million) for the quarter and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

5. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006 dated 7th December 2006. Had the treatment as per AS 11 been followed, the net profit after tax for the quarter would have been higher by Rs. 383 crore (US$ 94 million).

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

6. Reliance Commercial Associates Limited, Reliance Financial Distribution and Advisory Services Limited, RIL (Australian) Pty Limited, Reliance Hypermarket Private Limited have become subsidiaries of the Company.

7. Provision for Current Tax for the year includes provision for Fringe Benefit Tax of Rs 9 crore (US$ 2.2 million).

8. There were no investors' complaints pending as on 1st April 2007. All the 2,153 complaints received during the quarter were resolved and no complaints were outstanding as on 30th June 2007.

9. The audit committee reviewed the above results. The Board of Directors at its meeting held on 28th July 2007 approved the above results and its release.

10. The statutory auditors of the Company have carried out a Limited Review of the results for the quarter ended 30th June 2007.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED 30th JUNE 2007

Rs Crores

		Quarter Ended 30th June				Year ended 31st March	
		2007		2006		2007 (Unaudited)	
1	**Segment Revenue**						
	- Petrochemicals	10,844		9,787		42,226	
	- Refining	22,794		20,862		86,009	
	- Others	589		530		2,380	
	Gross Turnover (Turnover and Inter Segment Transfers)	**34,227**		**31,179**		**130,615**	
	Less: Inter Segment Transfers	4,734		5,013		19,729	
	Turnover	**29,493**		**26,166**		**110,886**	
	Less: Excise Duty Recovered on Sales	1,437		1,644		5,523	
	Net Turnover		**28,056**		**24,522**		**105,363**
2	**Segment Results**						
	- Petrochemicals	1,481		1,087		5,395	
	- Refining	2,558		2,035		7,726	
	- Others	301		284		1,335	
	Total Segment Profit before Interest and Tax		**4,340**		**3,406**		**14,456**
	(i) Interest Expense		(288)		(266)		(1,114)
	(ii) Interest Income		72		22		108
	(iii) Other Unallocable Income Net of Expenditure		(88)		(54)		(170)
	Profit before Tax		**4,036**		**3,108**		**13,280**
	(i) Provision for Current Tax		(467)		(356)		(1,521)
	(ii) Provision for Deferred Tax		(305)		(205)		(851)
	Profit after Tax		**3,264**		**2,547**		**10,908**
3	**Capital Employed (Segment Assets – Segment Liabilities)**						
	- Petrochemicals		26,334		29,042		27,805
	- Refining		39,272		40,035		39,537
	- Others		18,743		7,084		14,879
	- Unallocated Corporate		9,670		4,296		7,683
	Total Capital Employed		**94,019**		**80,457**		**89,904**

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Notes to Segment Information for the Quarter Ended 30th June 2007

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:
      - Oil and Gas
      - Textile

   d) Capital employed on other Investments and income from the same are considered under "un-allocable"

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

July 28, 2007

DHV

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

END